UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File No. 001-38612

ELECTRAMECCANICA VEHICLES CORP.

(Translation of registrant's name into English)

102 East 1st Avenue

Vancouver, British Columbia, V5T 1A4, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Item 8.01	Other Events.

On March 25, 2019, we entered into a Placement Agency Agreement with The Benchmark Company, LLC, ThinkEquity, a division of Fordham Financial Management, Inc., and Roth Capital Markets (the “Placement Agents”) pursuant to which the Placement Agents shall serve as the placement agents for the Company, on a “reasonable best efforts” basis, in connection with the proposed placement of 3,333,334 of our common shares (the “Shares”) pursuant to a registered direct offering. A copy of the legal opinion and consent of McMillan LLP relating to the Shares is attached hereto as Exhibit 5.1.

The information in this current report on Form 6-K and the exhibits hereto are incorporated by reference into our registration statement on Form F-3 (333-227883), originally filed on October 18, 2018.

Exhibits

Exhibit No.	Exhibit

5.1	Opinion of McMillan LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ELECTRAMECCANICA VEHICLES CORP.

Date: March 27, 2019	By:	/s/ Bal Bhullar
	Name:	Bal Bhullar
	Title:	Chief Financial Officer